PROCESSING
SEC MAIL RECEIVED FEB 27 2015 SECTION
WASH., D.C. 194

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67801

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPARTAN CAPITAL SECURITES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 BROADWAY , 9th FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARSHALL S. MADDOX 212-293-0123
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SRV CPA , PC
(Name – *if individual, state last, first, middle name*)

4 EXECUTIVE BOULEVARD, SUITE 304 (Address) SUFFERN (City) NY (State) 10901 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

15048090

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/10

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARSHALL S. MADDOX, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPARTAN CAPITAL SECURITIES, LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

YVONNE R. OWENS
Notary Public, State of New York
No. 01OW6222861
Qualified in Queens County
Term Expires June 1, 2018

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPARTAN CAPITAL SECURITIES LLC
(A WHOLLY OWNED SUBSIDIARY OF SPARTAN CAPITAL HOLDINGS LLC)

FINANCIAL STATEMENTS

AND

SUPPLEMENTAL INFORMATION

DECEMBER 31, 2014

SPARTAN CAPITAL SECURITIES LLC
(A WHOLLY OWNED SUBSIDIARY OF SPARTAN CAPITAL HOLDINGS LLC)

TABLE OF CONTENTS

SRV

Scialo, Reimann & Varley
4 Executive Boulevard, Suite 304
Suffern, New York 10901
Tel: (845) 533-4690 Fax: (845) 533-4691 *www.srvcpa.com*

Report of Independent Registered Public Accounting Firm

To the Managing Member
Spartan Capital Securities LLC

We have audited the accompanying financial statements of Spartan Capital Securities LLC (a wholly owned subsidiary of Spartan Capital Holding LLC) (a New York corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Spartan Capital Securities LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Spartan Capital Securities LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1, Computation for Determination of reserve Requirements Under Rule 15c3-3 and Information for Possession or Control Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Spartan Capital Securities LLC's financial statements. The supplemental information is the responsibility of Spartan Capital Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

SRV, CPA PC

Suffern, New York
February 23, 2015

SPARTAN CAPITAL SECURITIES LLC
(A WHOLLY OWNED SUBSIDARY OF SPARTAN CAPITAL HOLDINGS LLC)

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2014
ASSETS		
Cash and cash equivalents	$	118,833
Receivables from clearing broker		571,893
Deposit with clearing broker		50,002
Prepaid expenses		87,473
Total assets	$	828,201
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	459,735
Total liabilities		459,735
Member's equity		368,466
Total liabilities and member's equity	$	828,201

See accompanying notes.

SPARTAN CAPITAL SECURITIES LLC
(A WHOLLY OWNED SUBSIDARY OF SPARTAN CAPITAL HOLDINGS LLC)

STATEMENT OF OPERATIONS

		YEAR ENDED DECEMBER 31, 2014
Revenue		
Commissions	$	6,567,817
Placement fees and other income		2,557,932
Interest income		377,277
Total revenue		9,503,026
Expenses		
Compensation and related expense		6,796,722
Floor brokerage, exchange and clearing fees		234,693
Administrative costs		1,012,559
Regulatory and regulation cost		259,769
Other operating costs		1,943,034
Total expense		10,246,777
Net loss	$	(743,751)

See accompanying notes.

SPARTAN CAPITAL SECURITIES LLC
(A WHOLLY OWNED SUBSIDARY OF SPARTAN CAPITAL HOLDINGS LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

		YEAR ENDED DECEMBER 31, 2014
Balance - beginning of year	$	812,217
Capital contributions		300,000
Net loss		(743,751)
Balance - end of year	$	368,466

See accompanying notes.

SPARTAN CAPITAL SECURITIES LLC

(A WHOLLY OWNED SUBSIDARY OF SPARTAN CAPITAL HOLDINGS LLC)

STATEMENT OF CASH FLOWS

		YEAR ENDED DECEMBER 31, 2014
Cash flows from operating activities		
Net loss	$	(743,751)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Receivables from clearing broker		325,213
Due from related party		479,744
Prepaid expenses		(1,383)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(269,174)
Net cash used in operating activities		(209,351)
Cash flows from investing activities		
Member's contributions		300,000
Net cash provided by investing activities		300,000
Increase in cash and cash equivalents		90,649
Cash and cash equivalents - beginning of year		28,184
Cash and cash equivalents - end of year	$	118,833

See accompanying notes.

Note 1 - Organization and Business Activity

Spartan Capital Securities, LLC (the "Company") is a limited liability company formed under the laws of the state of New York on June 26, 2007. On July 10, 2008, the Company became a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member firm in the Financial Industry Regulatory Authority (FINRA). On April 9, 2009 the firm changed its name from Spartan Capital Management, LLC to Spartan Capital Securities, LLC. The Company is registered in all 50 states.

The Company's operations consist primarily of engaging in agency and riskless principal transactions and providing investment banking services. As a full-service brokerage firm, the Company offers a wide array of products to its clients.

The Company has an agreement with a broker-dealer ("clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exceptive provisions of SEC Rule 15c3-3k(2)(ii).

The accompanying financial statements have been prepared from the separate records maintained by the Company and due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation - These financial statements are presented on the accrual basis of accounting.

Cash and Cash Equivalents – For purposes of the statement of cash flows, the company has defined cash equivalents as highly liquid investments, with original maturities of less than three months.

Revenue and Expense Recognition from Securities Transactions – Securities transactions and the related income and expenses are recorded on the trade-date basis.

Income Taxes - The Company is a Limited Liability Company and accordingly, no provision has been made in the accompanying financial statements for any federal, state or local income taxes. The results of the operations of the Company flow to the members. The Company is subject to New York State and New York City Franchise Taxes.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes (continued) - The Company believes that it has no uncertain tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The 2011, 2012 and 2013 tax years of the Company remain subject to examination by U.S. Federal and certain state and local tax authorities.

Use of Estimates in Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 - Related Party Transactions

The Company is obligated to Spartan Capital Holdings, LLC, its parent, under an administrative services agreement. The agreement provides the Company with the non-exclusive right to use office space and all office fixtures and equipment suitable and customary for the conduct of its activities and certain operating expenses. Administrative services expense was $1,012,560 for the year ended December 31, 2014. There were no amounts due to or due from the parent at December 31, 2014.

During 2014, a member of the parent was terminated for cause. Subsequent to year end the members have retained counsel and are negotiating a settlement.

During the year the Company paid a company owned by one of the members of the parent company $180,000 for management fees.

Note 4 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness, to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2014 the Company had net capital of $280,993, which was $180,993 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 163.61% as of December 31, 2014.

As of December 31, 2014 the Company had no unsecured debits on account of its customers. The clearing company's policy is to charge the Company if any uncollected debits are outstanding longer than 45 days.

Note 5 - Contingencies and Accrued Liabilities

The Company, pursuant to clearance agreements, introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on customers' accounts. As of December 31, 2014 the Company had no unsecured debts on account of its customers. The clearing company's policy is to charge the Company if any uncollected debts are outstanding longer that 45 days.

Note 6 - Financial Instruments with Off-Balance Sheet Risk

The customers' securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts totaled $7,821,038 at December 31, 2014.

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. Settlement of these transactions did not have a material effect on the Company's consolidated financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require the customers to deposit additional collateral or to reduce positions, when necessary.

Note 7 - Employee Benefit Plan

The Company has adopted a 401(k) profit sharing plan for the benefit of its eligible employees. The Company makes contributions to the profit sharing plan based upon a percentage of employee contributions at the discretion of its members. For the year ended December 31, 2014 the Company's safe-harbor contribution to the Plan is $75,366.

Note 8 – Cash Segregated under Federal and other Regulations

The Company is not required to maintain a special reserve bank account for the protection of customers as required by Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the rule.

Note 9 - Indemnifications

In normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connections with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 11 - Subsequent Events

Subsequent events were considered through February 23, 2015, which is the date of the financial statements were available to be issued.

SPARTAN CAPITAL SECURITIES LLC
(A WHOLLY OWNED SUBSIDIARY OF SPARTAN CAPITAL HOLDINGS LLC)

SUPPLEMENTAL INFORMATION

DECEMBER 31, 2014

SPARTAN CAPITAL SECURITIES LLC
(A WHOLLY OWNED SUBSIDARY OF SPARTAN CAPITAL HOLDINGS LLC)

SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1

		DECEMBER 31, 2014
Total member's equity	$	368,466
Deductions and/or charges:		
Prepaid expenses		(87,473)
		(87,473)
Net capital before haircuts on securities positions		280,993
Haircuts on securities		-.-
Net capital	$	280,993
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6-2/3% of aggregated indebtness)	$	30,649
Minimum dollar net capital requirement		100,000
Net capital requirement (greater of above)		100,000
Excess net capital	$	180,993
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	459,735
Aggregate indebtedness	$	459,735
Ratio of aggregate indebtedness to net capital		163.61%

There are no material differences bewteen the computation of aggregate indebtedness presented above and the computation of aggregare indebtedness in the Company's unaudited Form X-17A-5, Part II-A, filed on January 27, 2015.

SPARTAN CAPITAL SECURITIES LLC
(A WHOLLY OWNED SUBSIDIARY OF SPARTAN CAPITAL HOLDINGS LLC)

A COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company operates under the exemptive provision of Paragraph (k)(2)(ii) of SEC Rule 15c3-3

SCHEDULE OF INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the requirements
of Rule 15c3-3 under Section (k)(2)(ii) of the rule.

SRV

Scialo, Reimann & Varley
4 Executive Boulevard, Suite 304
Suffern, New York 10901
Tel: (845) 533-4690 Fax: (845) 533-4691 *www.srvcpa.com*

Report of Independent Registered Public Accounting Firm

To the Managing Member
Spartan Capital Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Spartan Capital Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Spartan Capital Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3(ii) (the "exemption provisions") and (2) Spartan Capital Securities LLC stated that Spartan Capital Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Spartan Capital Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Spartan Capital Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SRV, CPA PC

Suffern, New York
February 23, 2015

SPARTAN CAPITAL SECURITIES LLC
(A WHOLLY OWNED SUBSIDIARYOFSPARTAN CAPITAL HOLDINGS LLC)

EXEMPTION REPORT
DECEMBER 31, 2014

Spartan Capital Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k):(2)(ii).

(2) The Company met the identified exemption provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Spartan Capital Securities, LLC

I, Marshall S. Maddox, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Financial Officer
Date: February 18, 2015

SRV

Scialo Reimann & Varley
4 Executive Boulevard, Suite 304
Suffern, New York 10901
Tel: (845) 533-4690 Fax: (845) 533-4691 www.srvcpa.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of
Spartan Capital Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Spartan Capital Securities LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Spartan Capital Securities LLC's compliance with the applicable instructions of Form SIPC-7. Spartan Capital Securities LLC's management is responsible for Spartan Capital Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SRV CPA, P.C.

Suffern, New York
February 23, 2015

SPARTAN CAPITAL SECURITIES LLC
(A WHOLLY OWNED SUBSIDARY OF SPARTAN CAPITAL HOLDINGS LLC)

SCHEDULE OF ASSESSMENT AND PAYMENTS PURSUANT TO RULE 17a-5 (e){4}
FOR THE YEAR ENDED DECEMBER 31, 2014

		DECEMBER 31, 2014
Revenue		
Total revenue (Focus line 12/Part II A Line 9)	$	9,503,026
Deductions:		
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		(234,693)
9(ii) 40% of margin interest earned on customer security accounts		(150,863)
		(385,556)
SIPC net operating revnue		9,117,470
SIPC general assessment at .0025	$	22,794
Less: Payments July 2014		13,003
Assessment balance due February 2015	$	9,791